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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.  Name: Companion Life Separate Account B

B.  Address of Principal Business Office (No. & Street, City, State, Zip Code):

          401 Theodore Fremd Avenue
          Rye, New York 10580-1493

C.  Telephone Number (including area code):

          (402) 351-5087

D.  Name and address of agent for service of process:

          Michael E. Huss, Esquire
          Mutual of Omaha Companies
          Mutual of Omaha Plaza, 3-Law
          Omaha, Nebraska 68175-1008

E.  Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Yes [X]  No [ ]

     Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Omaha, State of Nebraska this 2nd day of October 2000.

                               Companion Life Separate Account B

                               By Companion Life Insurance Company


Attest:
Name:  /s/ Michael E. Huss     By:  /s/ Randall C. Horn
       -------------------          -------------------
Title: Senior Counsel               President